Lang Michener LLP
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File Number: 58496-10

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Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

November 30, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 3561

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Mr. Max A. Webb, Assistant Director and Ms. H. Yuna Peng

Dear Sirs/Mesdames:

ImVisioN Therapeutics Inc.
Pre-Effective Amendment to Registration Statement on Form SB-2
Filed November 16, 2006
SEC File No. 333-137043

We write on behalf of ImVisioN Therapeutics Inc. (the “Company” or “ImVisioN”) in response to the Staff’s letter of November 24, 2006 signed by Mr. Max A. Webb, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 3 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A3”). We enclose with this letter two copies of the Form SB-2/A3, plus two copies that have been redlined to show the changes from the previous Form SB-2/A2 filing.

In addition to the Form SB-2/A3, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A3.

Management’s Discussion and Analysis or Plan of Operations
Results of Operations, page 73

1.
Please revise the table on page 73 to disclose the operating results of the Company for the comparable interim period of 2005 (i.e., for the period from inception through September 30, 2005) and remove the column labelled “Period from Inception (January 28, 2005) to June 30, 2005”.

In response to the Staff’s comment, the Company has updated the table disclosure of its results of operations to remove the column labelled “Period from Inception (January 28, 2005) to June 30, 2005” and to add a column labelled “Period from Inception (January 28, 2005) to September 30, 2005”.

ImVisioN Therapeutics Inc. Interim Consolidated Financial Statements from the interim period ended September 30, 2006

Note 4 – Agreements, page F-15

2.
We note your response to our prior comment 3. Along with your revised disclosure in Note 4(e) to your interim financial statements, Note 8(e) to your audited consolidated financial statements, and your MD&A disclosure on page 75, please also quantify, on an aggregate basis, in MD&A and the notes to your financial statements the expected impact that the rights issued to DeBondo to purchase 3,925,000 shares in ImVisioN common stock at a price of $0.001 per share will have on your statement of operations if DeBondo meets all the requirements stipulated in the restricted stock purchase agreement. Also, please disclose the method and assumptions used in the fair value based valuation model associated with this stock- based compensation expense estimate.

In response to the Staff’s comment, the Company has made amendments to the following:

  Note 4(e) of the interim financial statements for the nine months ended September 30, 2006;
  Note 8(e) of the audited financial statements for the period ended December 31, 2005; and
  the section of the Form SB-2 entitled “Management’s Discussion and Analysis or Plan of Operations” under the heading “DeBondo Capital Agreement”

  in order to:

  quantify on an individual and an aggregate basis the expected impact of the rights issued to DeBondo Capital by disclosing the estimated fair value of these stock awards; and
  disclose on an individual and an aggregate basis the method and assumptions used in the fair value based valuation model associated with the stock compensation estimates.

3.
We note from the disclosures in Note 8(e) to your audited financial statements and Note 4(e) to your interim financial statements that the vesting of options to acquire 0.45% of the issued and outstanding shares of ImVision USA at $.125 per share occurred on August 21, 2006. Please tell us and disclose in the notes to your audited and interim financial statements and MD&A the amount of expense that was recognized in connection with the vesting of these stock options during the nine month period ended September 30, 2006.

In response to the Staff’s comment, the Company has made amendments to the following:

  Note 4(e) of the interim financial statements for the nine months ended September 30, 2006;
  Note 8(e) of the audited financial statements for the period ended December 31, 2005; and
  the section of the Form SB-2 entitled “Management’s Discussion and Analysis or Plan of Operations” under the heading “DeBondo Capital Agreement”

  in order to disclose that, with respect to the $0.125 options:

  the vesting condition relating to the financing was satisfied effective August 21, 2006 upon the completion of the Company’s $0.25 financing, however the condition relating to the Company’s common stock being traded on the OTC Bulletin Board has not been satisfied to date and accordingly no expense has been recorded to date in the Company’s financial statements; and
  the fair value of these options will be recorded as an expense on the date that the Company’s common stock becomes eligible for trading on the OTC Bulletin Board, provided this condition is satisfied on or before March 31, 2007.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encls.

cc:	Jeffrey Jaramillo, Staff Accountant

cc:	ImVisioN Therapeutics Inc.
Attention: Mr. Martin Steiner, President